ABV TECHNOLOGY

Financials Summary

WEFUNDER

Crowdfunding Campaign

Sept 2024

Table of Contents

Disclaimer

These Financials have been prepared for a potential transaction involving ABV Technology Inc (“ABV” or the “Company”). No representation, or warranty, express or implied, is made by ABV as to the accuracy or completeness of the information in these Financials. No information contained in these Financials or any other written or oral communication transmitted or made available to an interested party is or shall be relied upon as a promise or representation, whether as to the past or future. In addition, it should be noted that any estimates and forward-looking statements contained in the attached Financials were prepared by or derived from information supplied by the management of ABV and involve subjective determinations and assumptions, many of which are beyond the control of management. Accordingly, no representation or warranty can be or is made as to the accuracy or attainability of such estimates and statements and no liability will attach. ABV does not expect to update or otherwise revise the attached Financials.

These Financials are intended for the confidential use of the designated recipients only in connection with a potential transaction involving ABV and may not be reproduced, divulged, or used for any other purpose without the express written consent of ABV. ABV reserves the right to require the return of these Financials at any time.

These Financials do not constitute an offer or invitation for the purchase of securities or any of the businesses or assets described herein, and the Company will not be under any obligation to accept, review, or consider any proposal or offer, and neither will be under any obligation to accept the highest offer submitted or any offer at all. In furnishing these Financials, ABV undertakes no obligation to provide the recipient with access to any additional information or to correct any inaccuracies herein that may become apparent. All communications, inquiries, and requests for information relating to this potential transaction should be addressed to the following individuals at ABV. Employees, shareholders, and customers of ABV should not be contacted directly.

[redacted]

6 Year P&L

6 Year P&L	2023	2024	2025	2026	2027	2028	2029
Sales	$ 982,616	$1,567,101	$4,907,053	$6,998,483	$8,965,017	$11,052,125	$12,974,702
Hardware	$ 575,473	$ 999,558	$3,339,000	$4,593,000	$5,634,000	$ 6,780,000	$ 7,420,000
BE Hardware	$ 497,000	$ 620,000	$2,610,000	$3,540,000	$4,230,000	$ 5,160,000	$ 5,800,000
ME Hardware	$ 78,473	$ 379,558	$ 729,000	$1,053,000	$1,404,000	$ 1,620,000	$ 1,620,000
Service	$ 407,143	$ 567,543	$1,568,053	$2,405,483	$3,331,017	$ 4,272,125	$ 5,554,702
BE Service	$ 407,143	$ 554,543	$1,518,553	$2,319,983	$3,209,517	$ 4,114,625	$ 5,361,202
ME Service	$ -	$ 13,000	$ 49,500	$ 85,500	$ 121,500	$ 157,500	$ 193,500
growth	*6%*	*59%*	*213%*	*43%*	*28%*	*23%*	*17%*
Cost of Sales	$ 1,078,504	$1,031,468	$2,648,675	$4,102,777	$5,210,846	$ 6,512,777	$ 7,656,352
COGS	$ 555,592	$ 497,397	$1,643,382	$2,565,926	$2,998,682	$ 3,719,161	$ 4,078,868
Service COGS	$ 522,912	$ 534,072	$1,005,294	$1,536,851	$2,212,164	$ 2,793,616	$ 3,577,484
Gross Margin	**$ (95,888)**	**$ 535,633**	**$2,258,377**	**$2,895,707**	**$3,754,171**	**$ 4,539,348**	**$ 5,318,350**
margin %	*-9.76%*	*34.18%*	*46.02%*	*41.38%*	*41.88%*	*41.07%*	*40.99%*
Hardware Gross Margin	**$ 19,881**	**$ 502,161**	**$1,695,618**	**$2,027,074**	**$2,635,318**	**$ 3,060,839**	**$ 3,341,132**
margin %	*3.45%*	*50.24%*	*50.78%*	*44.13%*	*46.78%*	*45.15%*	*45.03%*
Service Gross Margin *	**$ (5,112)**	**$ 70,556**	**$ 641,204**	**$ 960,482**	**$1,224,106**	**$ 1,597,165**	**$ 2,095,875**
margin %	*-1.26%*	*12.43%*	*40.89%*	*39.93%*	*36.75%*	*37.39%*	*37.73%*
Expenses							
R&D	$ 564,651	$ 501,754	$ 539,636	$ 560,229	$ 581,826	$ 604,479	$ 628,238
% of sales	57.46%	32.02%	11.00%	8.01%	6.49%	5.47%	4.84%
Sales	$ 316,819	$ 371,812	$ 507,863	$ 724,918	$ 973,703	$ 1,170,466	$ 1,374,134
% of sales	32.24%	23.73%	10.35%	10.36%	10.86%	10.59%	10.59%
G&A	$ 340,628	$ 408,591	$ 373,830	$ 385,587	$ 442,760	$ 503,050	$ 521,201
% of sales	34.67%	26.07%	7.62%	5.51%	4.94%	4.55%	4.02%
Total Expenses	$ 1,222,098	$1,282,157	$1,421,329	$1,670,733	$1,998,289	$ 2,277,995	$ 2,523,573
Operating Profit	**$(1,317,986)**	**$ (746,524)**	**$ 837,048**	**$1,224,973**	**$1,755,882**	**$ 2,261,353**	**$ 2,794,777**
Operating Margin	*-134.13%*	*-47.64%*	*17.06%*	*17.50%*	*19.59%*	*20.46%*	*21.54%*
Interest Expenses	$ 86,016	$ 119,707	$ 107,446	$ 111,200	$ 109,977	$ 108,778	$ 108,601
EBIT	**$(1,404,002)**	**$ (626,817)**	**$ 944,494**	**$1,336,173**	**$1,865,860**	**$ 2,370,131**	**$ 2,903,378**
Depreciation	$ 138,322	$ 92,710	$ 98,056	$ 114,811	$ 131,566	$ 148,321	$ 148,321
EBITDA	**$(1,265,680)**	**$ (534,108)**	**$1,042,550**	**$1,450,985**	**$1,997,426**	**$ 2,518,452**	**$ 3,051,699**
%		*-34.08%*	*21.25%*	*20.73%*	*22.28%*	*22.79%*	*23.52%*
Interesting Metrics							
Max Machine Loan Balance	$ 322,720	$ 140,748	$ 64,390	$ -	$ -	$ -	$ -
Cash Low Point	$ (149,273)	$ (43,121)	$ (260,582)	$ 224,283	$ 688,053	$ 938,787	$ 1,728,107
7x EBITDA	-$9,828,015	-$3,738,754	$7,297,848	$10,156,892	$13,981,982	$17,629,165	$21,361,896
10x EBITDA	-$14,040,022	-$5,341,077	$10,425,497	$14,509,845	$19,974,259	$25,184,522	$30,516,994

St.Paul, MN Producting Facility P&L – Aug 31st, 2024

	Current Month	Year to Date	Previous Year to Date
	Actual	Actual	
Income			
@1435 Income	$ 26,945.59	$ 152,829.79	$ 190,801
Total Income	$ 26,945.59	$ 152,829.79	190,801
Cost of Goods			
Salaries and Wages	$ 3,650.00	$ 25,550.00	$ 30,726
Payroll Tax	302.65	2,158.68	2,437
Employee Benefits	10.23	71.61	471
Depreciation	2,615.27	18,346.51	18,307
Shipping	-	-	-
Liquid for Service	(2,685.18)	9,688.99	24,098
Maintenance for Beverage Equipm	-	211.39	4,474
Installation, Training, ECO's	-	-	8,567
Service Supplies for Equalizer	(1,894.08)	7,862.43	13,409
Travel Expenses Service	-	-	26
Total Direct Expenses	$ 1,998.89	$ 63,889.61	$ 102,517
Overhead			
Admin Salaries and Wages	$ -	$ -	$ 4,383
Payroll Taxes	-	-	340
Employee Benefits	-	-	363
WC Insurance	14.11	118.81	299
Equipment Repair and Maint	-	177.56	1,156
Insurance	325.28	1,958.53	1,941
Office Supplies	17.14	162.65	244
Refuse Removal	91.05	570.05	589
Rent	4,268.78	31,074.06	29,055
Telephone	-	270.60	287
Utilities	3,072.81	15,120.91	24,847
Total Overhead Expenses	$ 7,789.17	$ 49,453.16	$ 63,505
Marketing			
Marketing Salaries and Wages	$ 333.32	$ 2,333.24	$ 8,175
Payroll Taxes	25.43	433.08	639
Employee Benefits	27.52	192.64	745
Marketing	298.93	930.48	-
Travel	-	179.82	-
Total Marketing Expenses	$ 685.20	$ 4,069.26	$ 9,559
Gross Profit	$ 16,472.33	$ 35,417.76	$ 15,220
Gross Margin %	61%	23%	8%
Free Cash Flow	$ 19,087.60	$ 53,764.27	$ 33,527

Balance Sheet – July 31st, 2024

ABV Technology, Inc.
BALANCE SHEET
For the Period Ending August 31, 2024

ASSETS				
Current Assets				
Cash in Checking - Northeast Bank		7,830.54		
Cash in Checking - Security Bank and Trust		797.32		
Accounts Receivable		60,438.72		
Work in Progress		2,230.43		
Inventory		257,504.19		
Finished Goods AZ		-		
Security Deposit		10,354.94		
Prepaid Expense		15,757.94		
TOTAL CURRENT ASSETS:			$	354,914.08
Fixed Assets				
Office Furniture and Equipment		9,530.81		
Vehicles		2,999.00		
Processing Equipment		1,308,511.07		
Measurement Equipment		19,016.80		
Shop Equipment		21,057.06		
Leasehold Improvements		32,739.01		
Less Accumulated Depreciation		(528,849.50)		
TOTAL FIXED ASSETS:			$	865,004.25
Other Assets				
Patents and Trademarks		17,479.72		
Organization Costs		2,007.86		
Financing Costs		320,000.00		
Less Accumulated Amortization		(26,804.58)		
TOTAL FIXED ASSETS:			$	312,683.00
TOTAL ASSETS			**$**	**1,532,601.33**
Current Liabilities				
Accounts Payable	$	132,858.33		
Credit Card Payable		494.00		
Accrued Salaries		84,708.00		
Payroll Taxes Payable		12,465.29		
Accrued Payroll Taxes		5,449.93		
Payroll Clearing		808.14		
Use Tax Payable		945.50		
Customer Deposits		41,000.00		
Note Payable - P Frimat		1,185,100.11		
Notes Payable - K Koppelman		170,000.00		
Note Payable - K Dayton Note		50,000.00		
Note Payable - K Filter Note		50,000.00		
Accrued Interest - Notes		272,659.88		
TOTAL CURRENT LIABILITIES:			$	2,006,489.18
Long-Term Liabilities				
Loan Payable - NE Bank M10 Machine Loan (1902)		40,520.68		
Loan Payable - NE Bank M9 Machine Loan (1903)		43,496.18		
Loan Payable - NE Bank M8 Machine Loan (1904)		52,078.27		
Loan Payable - Hill Capital Fund		1,264,000.00		
TOTAL LONG-TERM LIABILITIES:			$	1,400,095.13
Capital				
Common Stock	$	7,466,952.65		
Retained Earnings		(8,221,281.33)		
Current Earnings		(1,119,654.30)		
TOTAL CAPITAL:			$	(1,873,982.98)
TOTAL LIABILITIES AND CAPITAL:			**$**	**1,532,601.33**

Projections

Revenue:

- Beverage Equipment: with the ramp up of the Pasteurizer and the expansion into the wine market we anticipate a strong growth in 2025. The expansion into the European market will support the growth into 2026 and beyond.
- Measuring Equipment: With the endorsement from ASBC the Analyzer can now become a legitimate measuring device. It will also be upgraded with Calorie measurement. Direct sales will be combined with other channel sales and beyond 2025 we see the opportunity for OEM sales and component sales where the measurement "engine" becomes a component.
- Service: The US offers more than 50 locations with market concentration and potential similar to the MN market. The plan includes the opening of 3 new centers per year with a mix of beer and wine market. New York and Chicago are the first 2 with CA wine market to follow

COGS

- Hardware: Cost reduction potentials identified on both product lines will compensate for potential price erosion or inflation
- Service: Process Streamlining will require some investment in software but the cost benefit will limit the personnel cost increase

Expenses:

- R&D: No other product development. Sustaining mode with cost reduction cycles
- Sales & Marketing: repositioning and adding ressources
  - Conferences with continued presence in the Beer industry with participation in CBC and wine with Unified Wine Symposium. Expansion into the European market
  - Marketing effort continues
  - Indirect channel with customer service support
- G&A: level off

EBIT:

- Cash flow positive early 2025
- 20% by 2026

Financial Review - 2024

Summary: Strong headwind in the beer industry with need for pasteurization. Service business stalls during product development. Pasteurizer launched in the 2nd half.

Revenue

- Beverage Equipment: One more equalizer. Expanding the offering with the pasteurizer. Early marketing generates strong interests and sales of multiple units supporting a strong forecast into 2025
- Measuring Equipment: Product Requirement reached at the end of Q1. Delayed launch due to component sourcing into late Q4. Endorsement by the American Society Brewing Chemist at the August World Congress will provide the proper backing.
- Service: slow first half. Expanding the offering in MN with pasteurization and canning. 20% of the market interested in the end 2 end solution to serve. Adding "functional beverages" (weed infused) to offering. Revenue is expected to jump to $50k/month by year end. Redeployment of our service machine to the New York and the Chicago markets is awaiting the pasteurizer and will be delayed until 2025.

COGS

- Hardware: Inline with expectations.
- Service: The addition of the new services is expected to favorably impact the profitability of the service offering
- Margins: Recent efforts on the BOM of the EQ have generated cost reduction. The Pasteurizer manufacturing could be outsourced to multiple vendors for increased margin.

Expenses:

- R&D: severely reducing R&D after completion of pasteurizer
  - Equalizer feature roadmap included minor feature upgrades
  - Analyzer platform is ready for a serious cost reduction round which will only require minor R&D effort.
  - The Pasteurizer will launch by the end of Q3 and only need minor R&D cycles.
- Sales & Marketing: major push started in 2024
  - Conferences with continued presence in the Beer industry with participation in CBC and wine with Unified Wine Symposium.
  - Major marketing effort has been generating a significant amount of leads

Financial Review - 2024 (continued)

- G&A: Higher level due to Legal cost to cover new patent and new service contract strategy

EBIT:

- Continued investment in R&D coming to an end in 2024.
- Full Transition from R&D to Sales & Marketing in motion

Financial Review - 2023

Summary: Expansion into Wine and Success in MN.

Revenue

- Hardware Equalizer: One more service equalizer sold and first wine equalizer installed in CA. The wine industry is jumping into the NA category but the beer industry remains traumatized and is struggling with capital investments.
- Hardware Analyzer: A second batch of units placed in the field in order to test product requirements and acceptance of the method.
- Service: Strong growth in the MN market with an increase of 23% in revenue to $326k. Close to 80 breweries and wineries using our services. Redeployment of our service machine to the New York and the Chicago markets

COGS

- Hardware: Inline with expectations.
- Service: The cost of maintaining the fleet has been reduced by selecting and training local third party organizations. The processes and procedures have been streamlined.
- Margins: The conversion of a service machine into a sold machine drags the margin down but when factoring the service revenue over 2 years things look very good. The service business in MN is now generating 25% positive cash flow.

Expenses:

- R&D: reducing R&D as we finish the launch the 2nd product line
    - Equalizer product line stabilized with minor up additional future features
    - Analyzer platform progressing to second iteration.
- Sales & Marketing: Continued presence in the Beer industry with participation in CBC. Initial participation at the Unified Wine Symposium.
- G&A: Higher level due to Legal cost to cover new patent and new service contract strategy

EBIT:

- Continued investment in R&D but reduced overall expenses
- Full Transition from R&D to Sales & Marketing should in 2024 to reach cash flow positive position

Financial Review - 2022

Summary: Initial recovery from Covid. More equalizers. Ramping up service business. First prototypeof the Analyzer.

Revenue

- Hardware Equalizer: Only one more equalizer sold and installed in CA. Interest remains very high but the industry is strugglingto make the commitmentand the capital investmentjust coming out of the pandemic.
- Hardware Analyzer: A few units placed in the field in order to test product requirementsand acceptance of the method.
- Service: Strong growth in the MN market with an increase of 85% in revenue to $265k. Increased volume of NA productionacross the service machines. But outside of MN most machines are not placed with ideal partners. Conversion of partnershipto sales when possible initiatedor redeploymentin planning

COGS

- Hardware: Inline with expectations.
- Service: The cost of installingand maintainingthe fleet is now spread around enough machines. The processes and procedures have been streamlined.
- Margins: The conversion of a service machine into a sold machine drags the margin down but when factoringthe service revenue over 2 years things look very good. The service business in MN is edging on positive cash flow.

Expenses:

- R&D: remains at a high level with the decision to develop the Analyzer
  - Continued effortto design the 2nd generation equalizer EQ1 100 with the firstsuccessful deployment
  - Analyzer platformreaching initialperformance goals and Prototypes deployment
- Sales & Marketing: Continued presence in the Beer industrywith participationat multipleTradShow including CBC and State Conferences.
- G&A: Higher level due to Legal cost to cover new patentand new service contractstrategy

EBIT:

- Continued strong investmentin R&D to create another patented IP dimension for the business
- Transition from R&D to Sales & Marketing should startin 2023

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TECHNOLOGY